Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, January 15, 2016

APPENDIX 3B: ISSUE OF UNLISTED EMPLOYEE OPTIONS & EXPIRY OF UNLISTED OPTIONS

In reference to the Appendix 3B issued today, MOKO Social Media Limited (“the Company”) has issued 100,000 options over its American Depositary Shares (“ADSs”) where 1 ADS represents 40 ordinary shares.

These unlisted ADS options have been issued under the U.S. Omnibus Plan, an equity incentive scheme approved by shareholders in 2014 that entitles the company to grant equity-based and other incentive awards to employees of the Company and other authorized eligible participants, upon satisfaction of certain performance criteria.

The Appendix 3B also updates for the expiry of 24,700,000 out of the money options that lapsed unexercised at their expiry date.

For more information contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005, 01/08/2012, 04/03/2013

Name of entity
MOKO Social Media Limited

ACN
111 082 485

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,000,000 unlisted options 2. (24,700,000) unlisted options

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 1

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.    Issue of unlisted options

Unlisted options over American Depositary Shares (ADSs) expressed here in ordinary share terms where 1 ADS equals 40 ordinary shares:

-     4,000,000, expiry date 31.12.2018, exercise price US$0.0285

2.    Expiry of unlisted options

Unlisted options over ordinary shares:

-     16,000,000, expiry date 28.11.2015, exercise price $0.40

-     6,400,000, expiry date 28.11.2015, exercise price $0.10

-     1,000,000, expiry date 31,12,2015, exercise price US$0.15

Unlisted options over American Depositary Shares (ADSs) expressed here in ordinary share terms where 1 ADS equals 40 ordinary shares:

-     1,000,000, expiry date 31.12.2015, exercise price US$0.10175

-     300,000, expiry date 31,12,2015, exercise price US$0.13875

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1. N/A for unlisted options, shares issued on exercise will rank equally with existing quoted securities. 2. N/A expiry of unlisted options

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.   Issue of ADS options (expressed in ordinary share equivalent terms) to an eligible participant of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

2.   Expiry of unlisted options that lapsed unexercised at their expiry date

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 2

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

		Yes

6b	The date the security holder resolution under rule 7.1A was passed	17 November 2015

6c	Number of +securities issued without security holder approval under rule 7.1	0

6d	Number of +securities issued with security holder approval under rule 7.1A	0

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	0

6f	Number of securities issued under an exception in rule 7.2	4,000,000 unlisted options

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	51,383,001 - 7.1 capacity 75,588,667 - 7.1A placement capacity (Refer to Annexure 1 for Calculation)

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 3

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

15 January 2016

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	817,886,679	(MKB) Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,000,000	Performance Shares
Unlisted options over ordinary shares:

		10,000,000	Unlisted options, $0.042, Exp 30 July 2016

		500,000	Unlisted options, $0.06, Exp 31 Jul 2016

		4,250,000	Unlisted options, $0.17, Exp 31 Jul 2016

		2,000,000	Unlisted options, $0.20, Exp 31 January 2016

		250,000	Unlisted options, US$0.17, Exp 30 June 2016

		7,500,000	Unlisted options $0.19, Exp 26 November 2017

		3,000,000	Unlisted options $0.19, Exp 26 November 2016

		1,000,000	Unlisted options $0.196, Exp 31 January 2017

		1,000,000	Unlisted options $0.20, Exp 20 December 2016

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 4

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	700,000	Unlisted options $0.17, Exp 31 December 2016

		750,000	Unlisted options $0.075, Exp 31 December 2016

		1,000,000	Unlisted options US$0.05, Exp 30 June 2016

		1,000,000	Unlisted options US$0.075, Exp 30 June 2016

		2,000,000	Unlisted options $0.15 Exp 27 November 2018

		10,320,000	Unlisted options over American Depositary Shares (expressed here in ordinary shares where 1 ADS equals 40 ordinary shares), various expiry dates and exercise prices

Unlisted Director Options over ADS (expressed here in ordinary shares where 1 ADS equals 40 ordinary shares):

		6,000,000	US$0.13375 Exp 27 November 2019 (Vesting date 27 November 2016)

		6,000,000	US$0.13375 Exp 27 November 2020 (Vesting date 27 November 2017)

		8,000,000	US$0.08875 Exp 27 November 2018

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 5

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 6

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 7

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☐	Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

  Tick to indicate you are providing the information or

  documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 8

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 9

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	.........................................................	Date: 15 January 2016
(~~Director/~~Company secretary)

Print name:	Emma Waldon

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 10

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	603,899,266

Add the following:

•    Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2

•    Number of fully paid ordinary securities issued in that 12 month period with shareholder approval

•    Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

•    Include only ordinary securities here – other classes of equity securities cannot be added

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

151,987,413 being:

143,619,533 (shares issued on exercise of listed options (MKBOA), LR 7.2 exemption 4)

6,750,000 (shares issued on exercise of unlisted options, LR 7.2 exemption 4)

1,113,040 (shares issued to participants of the U.S. Omnibus Plan equity incentive scheme, LR 7.2 exemption 9)

504,840 (shares issued in last 12 months that were ratified by shareholders at Annual General Meeting on 17 November 2015)

Subtract the number of fully paid ordinary securities cancelled during that 12 month period	-
“A”	755,886,679

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 11

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	113,383,001
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•    Under an exception in rule 7.2

•    Under rule 7.1A

•    With security holder approval under rule 7.1 or rule 7.4

Note:

•    This applies to equity securities, unless specifically excluded – not just ordinary securities

•    Include here (if applicable ) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

•     60,000,000 (ordinary shares issued on 5 November 2015 pursuant to a US$2.55m capital raising)

•     2,000,000 (ordinary shares issued on 12 November 2015 for capital raising fees at a deemed value of $0.06 per share)

“C”	62,000,000
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	113,383,001
Subtract “C” Note: number must be same as shown in Step 3	62,000,000
Total [“A” x 0.15] – “C”	51,383,001 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 12

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	755,886,679
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	75,588,667
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•    This applies to equity securities – not just ordinary securities

•    Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•    Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•    It may be useful to set out issues of securities on different dates as separate line items

“E”	0

+ See chapter 19 for defined terms.

Appendix 3B Page 13

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	75,588,667
Subtract “E” Note: number must be same as shown in Step 3	0
Total [“A” x 0.10] – “E”	75,588,667 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 14